UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 31, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation slides related to the Fourth Quarter 2022 Results of UBS Group AG and UBS AG which appear immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  January 31, 2023

UBS

# Full year and fourth quarter 2022

Financial results



31 January 2023

# Important information

**Forward Looking Statements:** This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

**Alternative Performance Measures:** In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the fourth quarter of 2022 for a list of all measures UBS uses that may qualify as APMs.

**Disclaimer:** This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

**Available Information:** UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

**Basel III RWA, LRD and capital:** Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 4Q22 report for more information.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

**Definitions:** "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "Net new fee-generating assets" exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

**Rounding:** Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

**Tables**: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

## Agenda

## Key messages

Ralph Hamers, Group CEO

## Financial performance

Sarah Youngwood, Group CFO

## Q&A

# What differentiates us for our shareholders

## Leading and truly global wealth manager

- The leading wealth manager in APAC[1], EMEA[2] and Switzerland[2], with over half of our 3trn invested assets in Americas and a strong foundation as Best Bank in Switzerland[3]
- Positioned to grow in the largest and fastest growing wealth markets
- Capital-light investment banking and asset management capabilities in support of our core wealth and GFIW clients

## Disciplined risk and cost manager

- Carefully managed risk profile
- Strong capital and liquidity position
- Disciplined approach to cost management and investments

## Strong returns and payouts

- Capital-light business model
- Strong return on capital
- Committed to distributing excess capital to shareholders

UBS 1 Asian Private Banker FY21 league table, by AuM; 2 Best Bank for Wealth Management in Western Europe, Middle East and Switzerland, Euromoney, 2022; 3 Best Bank in Switzerland, Euromoney, 2022

## Key messages

- Strong momentum with our clients in challenging markets
- Executing on our strategy and achieved our Group targets in 2022
- Positioned to fund growth and deliver strong capital returns in 2023

## 4Q22

| 1.7bn | 14.7% | 75.8% | 14.2% |
|---|---|---|---|
| Net profit | RoCET1 capital | Cost/ income ratio | CET1 capital ratio |

## FY22

| 7.6bn | 17.0% | 72.1% | 14.2% |
|---|---|---|---|
| Net profit | RoCET1 capital | Cost/ income ratio | CET1 capital ratio |

# Our momentum with clients is strong in challenging markets

### Invested assets
GWM


3.3trn
2.8trn
o/w FOA
1.5trn
1.3trn
FY21
FY22

| 4Q22 | FY22 |
|---|---|
| +23bn | +60bn |

Net new fee-generating assets

### Invested assets
AM


1.2trn
1.1trn
FY21
FY22

| 4Q22 | FY22 |
|---|---|
| +11bn | +25bn |

Net new money
NNM excl. MM (6bn) in 4Q22 and (2bn) in FY22

### Deposits
GWM + P&C


548bn
529bn
FY21
FY22

| 4Q22 | FY22 |
|---|---|
| +29% | +17% |

NII, YoY, GWM + P&C
Net new deposits +9bn 4Q22 and (9bn) FY22

### Loans
GWM + P&C


387bn
380bn
FY21
FY22

| 4Q22 | FY22 |
|---|---|
| (2bn) | +2bn |

Net new loans, GWM + P&C

### Global Markets revenues
IB


6.3bn¹
7.1bn
FY21
FY22

| 4Q22 | FY22 |
|---|---|
| (11%) | +13%[1] |

Global Markets revenues, YoY

Balances as of quarter-end; 1 FY21 includes USD 861m in losses related to the default of a prime brokerage client; FY22 flat YoY excl. FY21 losses

# We are executing our strategy across the regions to drive growth and efficiency

FY22

## Americas

PBT 2.0bn; C/I 86%

- GWM NII +35% YoY
- 10bn in net private market commitments in GWM
- >20% of Barron's 2022 Top 100 PWM teams
- 21bn NNM in AM from SMA

## Switzerland

PBT 3.1bn; C/I 58%

- P&C C/I 57%, (4pp) YoY
- Strong net new client growth of 37k in P&C, +108% YoY
- Launch of fully digital key4 with strong brand recognition of 30%[1]
- Best Bank in Switzerland[2]

## EMEA

PBT 2.3bn; C/I 67%

- GWM C/I 62%
- Best year on record[3] for IB total revenue and PBT
- Completed sales of Spain WM and SFA businesses
- Best Bank for WM in Middle East and Western Europe[2]

## APAC

PBT 1.9bn; C/I 67%

- #1 in APAC ECM in FY22[4] and best M&A year on record[3]
- Best Investment Bank in Asia and Australia[5]
- Launched WE.UBS, China's first digitally-led global WM platform
- Executed Japan real estate JV sale

| | Americas | | | Switzerland | | | EMEA | | | APAC | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | NNFGA | NN loans | NN deposits | NNFGA | NN loans | NN deposits | NNFGA | NN loans | NN deposits | NNFGA | NN loans | NN deposits |
| 4Q22 | 4bn | 1bn | (2bn) | 5bn | 1bn | 8bn | 11bn | (0bn) | (0bn) | 3bn | (4bn) | 4bn |
| FY22 | 17bn | 9bn | (21bn) | 9bn | 7bn | 9bn | 20bn | (1bn) | (6bn) | 14bn | (13bn) | 8bn |

Refer to page 32 for detail on regional accounting methodologies; 1 Survey among non-UBS retail banking clients with up to CHF 750k investable assets (100 participants per day), time period: 1.1.23 – 22.1.23; 2 Euromoney, 2022; 3 2017-2022; 4 Dealogic; among non-domestic banks; 5 FinanceAsia, December 2022

# Making technology a differentiator

**~4bn**
technology
P&L expense

**~200m**
technology gross cost savings by FY23,
to be fully reinvested

**~18,500**
employees transitioned to
Agile@UBS

**68%**
technology team members that have transitioned to
Agile@UBS are engineers, +13pp vs. pre-Agile

**>600**
decommissioned
applications in FY22

**65% cloud**
~60/40 split public vs.
private cloud, respectively

Launched
UBS key4

Launched
UBS CIRCLE ONE

Launched
瑞富众
WE.UBS

# We maintain a strong balance sheet and disciplined risk management

- Strong capital and liquidity position
- Balance sheet for all seasons
- Disciplined risk management

FY22

| | | |
|---|---|---|
| **7.5bn** capital generation[1] | **14.2%** CET1 capital ratio | **4.42%** CET1 leverage ratio |
| **164%** liquidity coverage ratio[2] | **5% p.a.** standard interest rate for affordability calculation for Swiss real estate lending | **99%** of Swiss mortgage exposure remains covered even if property values decline by 30% |
| **95%** of loans collateralized | **<55%** average LTV on collateralized exposures | **22%** stage 3 coverage ratio on core loan book[3] |

UBS

1 Includes 0.2bn increase in CET1 capital, 1.7bn dividend accruals and 5.6bn in share buybacks; 2 Average 4Q22; 3 Loans and advances to customers, Loans to financial advisors and related off-balance sheet items

# Committed to sustainable finance

Selected 2022 achievements

## Planet

11%
reduction achieved in scope 1&2 emissions YoY in FY22

Say on Climate
advisory vote on climate roadmap at 2022 AGM

Partnering
with two pioneering companies on CO2 removal

## People

28% vs. 30% 2025 target
global female representation at senior levels (Director and above)

23% vs. 26% 2025 target
ethnic minority representation at senior levels (Director and above) in the UK

20% vs. 26% 2025 target
ethnic minority representation at senior levels (Director and above) in the US

## Partnerships

Supporting clients

- USD 268bn invested assets in sustainability-focus and impact
- Expanded alternatives offering including energy storage, cold storage, and life sciences real estate capabilities
- Two new mortgage offerings with preferential interest rates to finance energy-efficient construction measures
- 36m of client donations to the Ukraine Relief Fund (56m total raised)

Maintaining industry-leading ESG ratings

Member of Dow Jones Sustainability Indices
Index member DJSI World and DJSI Europe

CDP A LIST 2022 CLIMATE
Maintained position on CDP's Climate A-List

MSCI ESG RATINGS AA
Maintained AA rating by MSCI ESG

Selected aspirations

Net-Zero
own operations (scope 1&2) by 2025

20%[1] of invested assets
aligned to net-zero by 2030, AM

1bn philanthropy donations
to reach 25m beneficiaries by 2025

400bn invested assets
in sustainability-focus and impact by 2025

1 Equal to 235bn at the time of commitment in 2021

# Delivered on our RoCET1 and cost/income targets for the full year


RoCET1
Target: 15-18%
12.4%
17.4%
17.5%
17.0%
Cost/ income ratio
Target: 70-73%
80.5%
73.3%
73.6%
72.1%
FY19
FY20
FY21
FY22

## Key figures

| | 4Q22 | FY22 | Targets / guidance |
|---|---|---|---|
| Group PBT | 1,937m | 9,604m | |
| Net profit | 1,653m | 7,630m | |
| Diluted EPS | 0.50 | 2.25 | |
| RoCET1 | 14.7% | 17.0% | 15-18% |
| Cost/ income | 75.8% | 72.1% | 70-73% |
| GWM PBT growth | 88%[1] | 4%[2] | 10-15%[4] |
| NNFGA growth | 7.9%[3] | 4.1% | Ambition >5%[4] |
| CET1 capital ratio | 14.2% | 14.2% | ~13% |
| CET1 leverage ratio | 4.42% | 4.42% | >3.7% |
| Shares repurchased | 1.3bn | 5.6bn | ~5.5bn, FY22 |

1 (13%) excl. USD 657m provision for French cross-border matter in 4Q21; 2 (8%) excl. USD 657m provision for French cross-border matter in 4Q21; 3 4Q22 NNFGA growth is annualized; 4 Over the cycle

# Our financial targets remain unchanged; expecting >5bn of buybacks in 2023

## Financial
targets

- **15-18%** Return on CET1 capital
- **70-73%** cost / income ratio
- **10-15%** GWM PBT growth *over the cycle*

## Capital
guidance

- **~13%** CET1 capital ratio
- **>3.7%** CET1 leverage ratio
- **>5bn** share repurchases, FY23

## Commercial
selected aspirations

- **>6trn** invested assets *across GWM, AM, P&C*
- **>5%** NNFGA growth *GWM, over the cycle*

# Financial performance

Sarah Youngwood, Group CFO

UBS

# FY22 net profit USD 7.6bn; 17.0% RoCET1

## Net profit

m



+2%
(20%) underlying[1]
7,457
(831)
(2%)
o/w FX: (904m)
(178)
1,128
(4%)
o/w FX: +755m
o/w Litigation +563m
53
7,630
FY21
Total revenues
Credit loss expense / release
Operating expenses
Tax expense and NCI
FY22

## FY22

**9.6bn**
PBT, +1% YoY
Underlying[1]: (19%) YoY

**17.0%**
RoCET1
Underlying[1]: 16.1%

**72.1%**
cost / income ratio
Underlying[1]: 72.7%

**14.9%**
RoTE
Underlying[1]: 14.1%

**14.2%**
CET1 capital ratio

**4.42%**
CET1 leverage ratio

UBS

1 Excluding items not representative of underlying performance; refer to slide 28 for details

# 4Q22 net profit USD 1.7bn; 14.7% RoCET1

Net profit
m



+23%
(36%) underlying[1]
1,348
(676)
(8%)
o/w FX: (227m)
(34)
919
(13%)
o/w FX: +202m
o/w Litigation +777m
97
1,653
4Q21
Total revenues
Credit loss expense/ release
Operating expenses
Tax expense and NCI
4Q22

## 4Q22

**1.9bn**
PBT, +12% YoY
Underlying[1]: (36%) YoY

**14.7%**
RoCET1
Underlying[1]: 12.8%

**75.8%**
cost/ income ratio
Underlying[1]: 77.9%

**13.2%**
RoTE
Underlying[1]: 11.5%

**14.2%**
CET1 capital ratio

**4.42%**
CET1 leverage ratio

1 Excluding items not representative of underlying performance; refer to slide 28 for details

# 4Q22 total revenues USD 8.0bn

## Total revenues

m



(8%)
(9%) underlying[1] excl. FX
8,705
(745)
(165)
475
(172)
(365)
295
8,029
• o/w accounting asymmetries +235m YoY; 129m in 4Q22 vs. (106m) in 4Q21
• o/w gains on sales and real estate +109m YoY; 109m in 4Q22 vs. 0 in 4Q21
• o/w gain from a bankruptcy claim +41m YoY; 41m in 4Q22 vs. 0 in 4Q21
4Q21
4Q22

| 4Q21 | | | | | | | 4Q22 |
|---|---|---|---|---|---|---|---|
| **35,393** | (1,348) | (666) | 1,100 | 833 | (1,570) | 820[4] | **34,563** |
| FY21 | Asset-based fees[2] | Transaction-based fees[3] | NII, GWM + P&C | Global Markets | Global Banking | Other | FY22 |

(2%) YoY
(4%) underlying[1] excl. FX

UBS

1 Excluding items not representative of underlying performance; refer to slide 28 for details; 2 Includes recurring fee-based income in GWM and P&C, as well as net management fees and performance fees in AM; 3 Includes transaction-based income in GWM and P&C; 4 Of which gains on sales and real estate +892m YoY; 1,130m in FY22 vs. 238m in FY21

# Net interest income

## Net interest income
GWM + P&C



bn
+1.1bn
+17%
6.4
1.9
(0.1)
(0.6)
(0.1)
7.5
FY21
FY22
m
+263m
+14%
1,868
470
14
(223)
2
2,131
3Q22
Interest rates
Deposit volumes
Deposit mix
Loan volumes and mix
4Q22

GWM + P&C

## FY22
NII of 7,465m, +1,100m YoY, +17%

## 4Q22
NII of 2,131m, +263m QoQ, +14% and +475m YoY, +29%

- Total deposits +6% QoQ with 9bn of net new deposits

## FY23e
2023 GWM + P&C NII expected to be higher than 4Q annualized, with 1Q23 above 4Q22

- Based on current forwards, we expect a low-to-mid single digit percentage increase in 1Q23 against 4Q22 NII for GWM and P&C combined

UBS

# Executing our cost strategy

## Operating expenses
bn



(4%)
26.1
+0.7%
(0.8)
(0.6)
(0.2)
0.4
+2.6% YoY
24.9
FY21
FY22
+1.0%
+1.2% YoY
7.0
(0.2)
(0.8)
(0.0)
0.1
6.1
(13%) YoY
4Q21
FX
Litigation
Variable compensation
Costs excl. FX, litigation and variable comp.
4Q22

### FY22
Operating expenses (4%) YoY, +0.7% YoY excl. litigation and FX

### 4Q22
Operating expenses (13%) YoY, +1.0% YoY excluding litigation and FX

### FY23e
- Costs excl. litigation and FX expected to increase by 2-3% YoY
- Increasing gross cost saving program from ~1bn to ~1.1bn by 2023

UBS

# Maintaining our cost discipline

On track to achieve ~1.1bn by 2023

Major initiatives undertaken to date

| | |
|---|---|
| Internal reorganizations and structural compensation adjustments | Reduction in external consultant and vendor spend |
| ~18,500 staff transitioned to Agile@UBS | Market exits e.g. Austria and Spain domestic WM business sales |
| Execution of workforce location strategy | Removal of legacy infrastructure/ legal entity simplification |
| Optimization of branch network and real estate portfolio | Technology cost savings |



Gross cost saves
bn
0.2
0.4
0.1
~0.4
~1.0
~0.1
~1.1
In 2022 accelerated additional ~0.1bn saves and exceeded ~0.4bn target
2021
2022
2023e
Cumulative

# Global Wealth Management

Total revenues,
m



(5%)
4,822
4,601

Profit before tax,
m

(13%) excl. 4Q21 provision for French cross-border matter[1]



+88%
1,220
563
1,058
4Q21
4Q22

| USDm, except where indicated | 4Q22 | 3Q22 | 4Q21 | QoQ | YoY | FY22 | FY21 |
|---|---|---|---|---|---|---|---|
| Total revenues | 4,601 | 4,786 | 4,822 | (4%) | (5%) | 18,967 | 19,419 |
| Net interest income | 1,499 | 1,366 | 1,114 | +10% | +35% | 5,273 | 4,244 |
| Recurring net fee income | 2,399 | 2,464 | 2,896 | (3%) | (17%) | 10,282 | 11,170 |
| Transaction-based income | 658 | 732 | 807 | (10%) | (19%) | 3,137 | 3,836 |
| Other income | 45 | 224 | 5 | | | 275 | 168 |
| Credit loss expense / (release) | 3 | 7 | (2) | | | 0 | (29) |
| Operating expenses | 3,540 | 3,326 | 4,261 | +6% | (17%) | 13,989 | 14,665 |
| Profit before tax | 1,058 | 1,453 | 563 | (27%) | +88% | 4,977 | 4,783 |
| Cost / income ratio | 77% | 69% | 88%[1] | +7pp | (11pp) | 74% | 76%[1] |
| Invested assets, bn | 2,815 | 2,655 | 3,303 | +6% | (15%) | 2,815 | 3,303 |
| Fee-generating assets, bn | 1,271 | 1,182 | 1,482 | +8% | (14%) | 1,271 | 1,482 |
| Deposits, bn | 348 | 336 | 370 | +4% | (6%) | 348 | 370 |
| Loans, bn | 225 | 222 | 234 | +1% | (4%) | 225 | 234 |

PBT 1,058m, (13%) excl. 4Q21 provision for French cross-border matter[1]

Total revenues (5%) as higher NII was more than offset by lower recurring net fee and transaction-based income

Cost / income 77%

NNFGA[2] +23.3bn, 7.9% annualized growth, mainly driven by mandates, with positive flows in all regions incl. +10.6bn in EMEA; FY22 NNFGA of +60bn, 4.1% growth

Net new loans (2.6bn) driven by APAC deleveraging, partly offset by growth in Americas and Switzerland

Net new deposits +3.3bn primarily from USD and CHF deposits, partly offset by EUR

UBS

Balances as of quarter-end; 1 USD 657m provision for French cross-border matter in 4Q21, excluding this provision, the cost / income ratio would have been 75% in 4Q21 and 72% in FY21; 2 NNFGA exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or service

# Asset Management

Total revenues, m



(31%)
721
495

Profit before tax, m



(63%)
334
124
4Q21
4Q22

| USDm, except where indicated | 4Q22 | 3Q22 | 4Q21 | QoQ | YoY | FY22 | FY21 |
|---|---|---|---|---|---|---|---|
| Total revenues | 495 | 516 | 721 | (4%) | (31%) | 2,961 | 2,617 |
| Net management fees | 471 | 502 | 627 | (6%) | (25%) | 2,050 | 2,320 |
| Performance fees | 24 | 14 | 94 | +73% | (74%) | 64 | 260 |
| Net gains from disposals | | | | | | 848 | 37 |
| Credit loss expense / (release) | 0 | 0 | 1 | | | 0 | 1 |
| Operating expenses | 372 | 376 | 387 | (1%) | (4%) | 1,564 | 1,586 |
| Profit before tax | 124 | 140 | 334 | (12%) | (63%) | 1,397 | 1,030 |
| Cost/ income ratio | 75% | 73% | 54% | +2pp | +21pp | 53% | 61% |
| Invested assets, bn | 1,064 | 979 | 1,211 | +9% | (12%) | 1,064 | 1,211 |
| Net new money, bn | 11 | 18 | 15 | | | 25 | 45 |

PBT 124m

Total revenues (31%) reflecting:

- Lower net management fees driven by negative market performance and FX; 4Q21 included 35m from fee accrual methodology change[1]
- Lower performance fees mainly in our Hedge Fund Businesses

Cost/ income ratio 75%

Invested assets 1,064bn, +9% QoQ reflecting FX, positive market performance and strong NNM inflows

NNM +11bn, including +16bn in money market

UBS Balances as of quarter-end; 1 One-time effect from a change in the fee accrual methodology for Swiss investment fund fees

# Investment Bank

Total revenues, m



(24%)
2,219
1,682

Profit before tax, m



(84%)
713
112
4Q21
4Q22

| USDm, except where indicated | 4Q22 | 3Q22 | 4Q21 | QoQ | YoY | FY22 | FY21 |
|---|---|---|---|---|---|---|---|
| Total revenues | 1,682 | 2,032 | 2,219 | (17%) | (24%) | 8,717 | 9,454 |
| Global Banking | 331 | 329 | 696 | +1% | (52%) | 1,587 | 3,158 |
| Advisory | 172 | 136 | 196 | +26% | (12%) | 733 | 988 |
| Capital Markets | 159 | 193 | 501 | (17%) | (68%) | 854 | 2,170 |
| Global Markets | 1,351 | 1,702 | 1,523 | (21%) | (11%) | 7,129 | 6,296 |
| Execution Services | 371 | 376 | 452 | (1%) | (18%) | 1,643 | 1,894 |
| Derivatives & Solutions | 541 | 866 | 622 | (38%) | (13%) | 3,665 | 3,422 |
| Financing | 438 | 460 | 448 | (5%) | (2%) | 1,822 | 979 |
| Credit loss expense / (release) | 8 | 4 | (16) | | | (12) | (34) |
| Operating expenses | 1,563 | 1,581 | 1,522 | (1%) | +3% | 6,832 | 6,858 |
| Profit before tax | 112 | 447 | 713 | (75%) | (84%) | 1,897 | 2,630 |
| Cost / income ratio | 93% | 78% | 69% | +15pp | +24pp | 78% | 73% |
| Return on attributed equity | 4% | 14% | 22% | | | 15% | 20% |

PBT 112m; RoAE 4%; FY22 RoAE 15%

Global Markets revenues (11%)

- Execution Services (18%) on lower volumes in APAC and EMEA
- Derivatives & Solutions (13%), driven by lower client activity in Equity Derivatives, partly offset by increases in Foreign Exchange, Rates and Credit
- Financing (2%) due to lower revenues in Equities Financing, partly offset by increases in Clearing

Of which:

- Equities 883m, (20%) YoY
- FRC 468m, +13% YoY

Global Banking revenues (52%)

- Advisory (12%) on lower M&A activity, despite outperformance vs global fee pool
- Capital Markets (68%) vs. best 4Q on record[1], primarily due to lower ECM and LCM activity

Cost / income 93%; FY22 cost / income 78%

1 2013-2022

# Personal & Corporate Banking (CHF)

Total revenues, m



+10%
985
1,079

Profit before tax, m

+23% excl. 4Q21 provision for French cross-border matter[1]



+51%
411
335
504
4Q21
4Q22

| CHFm, except where indicated | 4Q22 | 3Q22 | 4Q21 | QoQ | YoY | FY22 | FY21 |
|---|---|---|---|---|---|---|---|
| Total revenues | 1,079 | 1,000 | 985 | +8% | +10% | 4,099 | 3,904 |
| Net interest income | 603 | 489 | 497 | +23% | +21% | 2,087 | 1,941 |
| Recurring net fee income | 193 | 206 | 205 | (6%) | (6%) | 812 | 774 |
| Transaction-based income | 269 | 285 | 271 | (6%) | (1%) | 1,154 | 1,079 |
| Other income | 13 | 20 | 12 | | | 46 | 110 |
| Credit loss expense / (release) | (3) | (15) | (9) | | | 36 | (79) |
| Operating expenses | 578 | 585 | 660 | (1%) | (12%) | 2,337 | 2,397 |
| Profit before tax | 504 | 430 | 335 | +17% | +51% | 1,726 | 1,587 |
| Cost/ income ratio | 54% | 59% | 67%[1] | (5pp) | (13pp) | 57% | 61%[1] |
| Return on attributed equity | 22% | 19% | 16% | | | 20% | 19% |
| Investment products[2], bn | 22 | 21 | 24 | +4% | (8%) | 22 | 24 |
| Deposits, bn | 167 | 162 | 162 | +3% | +3% | 167 | 162 |
| Loans, bn | 143 | 143 | 139 | 0% | +3% | 143 | 139 |

PBT +51%, +23% excl. 4Q21 provision for French cross-border matter[1]

Total revenues +10% YoY with higher NII, partly offset by small decreases in recurring net fee and transaction-based income

Cost/ income 54%, (6pp) YoY excl. 4Q21 provision for French cross-border matter[1]

Net new investment products in Personal Banking +0.1bn in 4Q22 and +2.0bn in FY22, 8% growth rate

Net new deposits +5.6bn, leading to record deposits

Net new loans +0.3bn, leading to record loan balances

Balances as of quarter-end. 1 CHF 76m provision for French cross-border matter in 4Q21, excluding this provision, the cost / income ratio would have been 59% in 4Q21 and 59% in FY21; 2 In Personal Banking

# Common equity tier 1 capital

CET1 capital ratio



CET1, bn
44.7
1.6
(1.3)
(0.4)
(0.1)
n/a
1.0
45.5
14.4%
0.5%
(0.4%)
(0.1%)
(0.0%)
(0.0%)
(0.0%)
14.2%
Includes 1bn impact on CET1 capital offset by 8bn impact on RWA
3Q22
Net profit[1]
Share repurchase program
Dividend accrual
Other
RWA, excl. currency effects
Currency effects
4Q22

**14.2%**
CET1 capital ratio
Guidance: ~13%

**4.42%**
CET1 leverage ratio
Guidance: >3.7%

**5.6bn**
of shares repurchased FY22

UBS

1 Excluding deferred tax expense

# Delivering attractive capital returns

FY22

**0.55** +10% YoY

ordinary dividend per share to be proposed for the financial year 2022[1]

**5.6bn**

of shares bought back

**95%**

total payout ratio[2]

**7.3bn** capital returned to shareholders

Committed to progressive dividends

Expect to repurchase >5bn of shares in 2023

UBS 1 Expected key dates for dividend payment: AGM 5.4.23, ex-dividend date 12.4.23, record date 13.4.23 payment date 14.4.23; 2 2022 dividend accruals and buybacks, divided by net profit

## Key messages

Strong momentum with our clients in challenging markets

Executing on our strategy and achieved our Group targets in 2022

Positioned to fund growth and deliver strong capital returns in 2023

## 4Q22

| 1.7bn | 14.7% | 75.8% | 14.2% |
|---|---|---|---|
| Net profit | RoCET1 capital | Cost/ income ratio | CET1 capital ratio |

## FY22

| 7.6bn | 17.0% | 72.1% | 14.2% |
|---|---|---|---|
| Net profit | RoCET1 capital | Cost/ income ratio | CET1 capital ratio |

# Appendix

# Group results

| USDm, except where indicated | 4Q22 | 3Q22 | 4Q21 | FY22 | FY21 |
|---|---|---|---|---|---|
| Total revenues | 8,029 | 8,236 | 8,705 | 34,563 | 35,393 |
| Credit loss expenses / (releases) | 7 | (3) | (27) | 29 | (148) |
| Total operating expenses | 6,085 | 5,916 | 7,003 | 24,930 | 26,058 |
| Operating profit / (loss) before tax | 1,937 | 2,323 | 1,729 | 9,604 | 9,484 |
| Tax expense / (benefit) | 280 | 580 | 370 | 1,942 | 1,998 |
| of which: current tax expense | 349 | 368 | 365 | 1,448 | 1,565 |
| Net profit / (loss) attributable to shareholders | 1,653 | 1,733 | 1,348 | 7,630 | 7,457 |
| Diluted EPS (USD) | 0.50 | 0.52 | 0.38 | 2.25 | 2.06 |
| Effective tax rate | 14.5% | 25.0% | 21.4% | 20.2% | 21.1% |
| Return on CET1 capital | 14.7% | 15.5% | 11.9% | 17.0% | 17.5% |
| Return on tangible equity | 13.2% | 13.9% | 10.0% | 14.9% | 14.1% |
| Cost / income ratio | 75.8% | 71.8% | 80.5% | 72.1% | 73.6% |
| Total book value per share (USD) | 18.30 | 17.52 | 17.84 | 18.30 | 17.84 |
| Tangible book value per share (USD) | 16.28 | 15.57 | 15.97 | 16.28 | 15.97 |

# Underlying results

| USDm, except where indicated | 4Q22 | 3Q22 | 4Q21 | FY22 | FY21 |
|---|---|---|---|---|---|
| Operating profit / (loss) before tax | 1,937 | 2,323 | 1,729 | 9,604 | 9,484 |
| o/w: Gain on sales and real estate | 109[1] | 219 | | 1,130 | 238 |
| o/w: Accounting asymmetries | 129[2] | (153) | (106) | (375) | (341) |
| o/w: Litigation settlement in Non-core and Legacy (in revenues) | 41[2] | 62 | | 103 | 45 |
| o/w: Losses from transactions with Russian counterparties | | | | (93) | |
| o/w: Loss in relation to a prime brokerage default | | | | | (861) |
| o/w: Litigation | (50)[3] | (21) | (826) | (348) | (911) |
| Operating profit / (loss) before tax underlying | 1,707 | 2,215 | 2,661 | 9,187 | 11,313 |
| YoY FX impact on total revenues | (227) | | | (904) | |
| YoY FX impact on operating expenses | (202) | | | (755) | |
| | | | | | |
| RoCET1 – underlying | 12.8% | 15.1% | 19.6% | 16.1% | 21.0% |
| RoTE – underlying | 11.5% | 13.5% | 16.4% | 14.1% | 17.0% |
| Cost / income ratio – underlying | 77.9% | 72.7% | 70.1% | 72.7% | 69.3% |

UBS

For the calculation of underlying returns we generally apply a standard tax rate to the call-out items, except for certain gains on sales and litigation provisions for which we apply a specific tax rate. For Accounting asymmetries, a 0% tax rate was applied for 2022 and 1Q22-3Q22 were restated accordingly; 1 41m from the sale of our US alternative investments administration business in GWM and 68m in real estate sales in Group Functions; 2 Group Functions; 3 GWM (53m), P&C 13m, AM 0m, IB (20m), Group Functions 10m

# 4Q22 Group results by region



Americas
Switzerland
EMEA
Asia Pacific
Total revenues
bn
(15%)
3.9
3.3
(5%)
2.0
1.9
(6%)
1.6
1.5
(11%)
1.4
1.2
4Q21
4Q22

| 4Q22 | Americas | Switzerland | EMEA | Asia Pacific |
|---|---|---|---|---|
| Profit before tax bn | 0.3 | 0.8 | 0.4 | 0.3 |
| Operating expenses bn | 3.0 | 1.1 | 1.1 | 0.9 |
| Cost/ income ratio | 90% | 59% | 75% | 72% |

Excludes 0.1bn revenues, 0.0bn expenses and 0.1bn PBT from items managed at the Group level in region global, such as the Non-core and Legacy Portfolio, certain litigation expenses and other items. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues.

# FY22 Group results by region



Americas
Switzerland
EMEA
Asia Pacific
Total revenues
bn
(4%)
14.5
13.8
(1%)
7.8
7.7
(0%)
7.0
7.0
(13%)
6.5
5.6
FY21
FY22

| FY22 | Americas | Switzerland | EMEA | Asia Pacific |
|---|---|---|---|---|
| Profit before tax bn | 2.0 | 3.1 | 2.3 | 1.9 |
| Operating expenses bn | 11.9 | 4.5 | 4.7 | 3.8 |
| Cost/ income ratio | 86% | 58% | 67% | 67% |

UBS

Excludes 0.5bn revenues, 0.1bn expenses and 0.4bn PBT from items managed at the Group level in region global, such as the Non-core and Legacy Portfolio, certain litigation expenses and other items. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues.

# 4Q22 Global Wealth Management results by region


Americas
Switzerland
EMEA
Asia Pacific
Profit before tax
m
(20%)
471
375
(21%) excl. provision for French cross-border matter
+29%
218
133
172
(3%) excl. provision for French cross-border matter
n.m.
342
331
(230)
(8%)
193
178
4Q21
4Q22
4Q21
4Q22
4Q21
4Q22
4Q21
4Q22

| 4Q22 | Americas | Switzerland | EMEA | Asia Pacific |
|---|---|---|---|---|
| Cost/ income ratio | 85.9% | 59.8% | 64.3% | 69.7% |
| Invested assets bn | 1,581 | 253 | 541 | 437 |
| Net new fee-generating assets[1] bn | +4.2 | +5.1 | +10.6 | +3.4 |
| Net new loans bn | +0.7 | +0.2 | (0.3) | (3.5) |

Balances as of quarter-end; 4Q22 includes operating profit before tax of 3m, 3bn invested assets, 0.0bn of NNFGA outflows and 0.2bn of net new loan inflows which are not included in the four regions;
1 NNFGA exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or services

# FY22 Global Wealth Management results by region

Profit before tax
m



Americas
(13%)
2,001
1,748
FY21
FY22
Switzerland
(2%) excl. provision for French cross-border matter
+9%
835
750
817
FY21
FY22
EMEA
+8% excl. provision for French cross-border matter
+83%
1,384
812
1,490
FY21
FY22
Asia Pacific
(24%)
1,237
943
FY21
FY22

| FY22 | Americas | Switzerland | EMEA | Asia Pacific |
|---|---|---|---|---|
| Cost/ income ratio | 83.7% | 55.2% | 61.9% | 63.2% |
| Invested assets bn | 1,581 | 253 | 541 | 437 |
| Net new fee-generating assets[1] bn | +17.2 | +9.1 | +20.3 | +13.7 |
| Net new loans bn | +9.0 | +2.5 | (1.4) | (13.2) |

UBS

Balances as of quarter-end; FY22 includes operating loss before tax of 21m, 3bn invested assets, 0.1bn of NNFGA outflows and 0.6bn of net new loan inflows which are not included in the four regions;
1 NNFGA exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or services

# Capital and leverage ratios



Total loss-absorbing capacity (TLAC)
105bn
47bn
Gone concern loss-absorbing capacity
Going concern capital
58bn
13bn
AT1
CET1 capital
45bn
45bn
CET1
4Q22
33.0%
18.2%
14.2%
CET1 capital ratio guidance:
~13%
14.7%
4.0%
14.2%
4Q22
RWA
320bn
25bn buffer
12bn
12bn
CET1: 10.3%
Going concern: 14.6%
TLAC: 25.0%
Requirements[1]
10.24%
5.67%
4.42%
CET1 leverage ratio guidance:
>3.7%
4.57%
1.25%
4.42%
4Q22
LRD
1,028bn
15bn buffer
7bn
9bn
CET1: 3.50%
Going concern: 5.00%
TLAC: 8.75%
Requirements

Balances as of quarter-end; Refer to the "Capital management" and "Recent developments" sections of the 4Q22 report for more information; 1 On 13.12.22, the UK countercyclical capital buffer (CCyB) was set at a level of 1.00% on risk-weighted positions that are related to private sector exposures. This increased our minimum CET1 capital requirement by 5 basis points in the fourth quarter of 2022.

# Risk-weighted assets



Risk-weighted assets
bn
310.6
(0.9)
0.4
0.9
0.5
8.1
319.6
• +0.5bn from model updates / changes
• (1.4bn) from asset size and other movements, of which: (3.7bn) in IB, +1.5bn GWM, +0.3bn in P&C, +0.3bn in Group Functions and +0.3bn in AM
• +1.2bn related to methodology and policy changes
• +0.9bn in regulatory add-ons
• +0.2bn mainly driven by asset size and other movements
• (1.3bn) related to a VaR model update in 4Q22
• Net currency effect on CET1 ratio of (0.0%)
3Q22
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
4Q22

# Regulatory RWA pipeline in line with prior guidance

Regulatory RWA pipeline[1]
bn


Expectation with 4Q21 results
~10
~1
~20
~30
Guidance excluded French cross-border matter impact
2022
2023
2024 incl.final Basel III rules
Cumulative
Expectation today
13
~4
~12
~30
9bn excluding French cross-border matter impact
2022 realized
2023
2024 and final Basel III rules2,3
Cumulative

Business growth

**FY22**

8bn - below expectations due to market conditions

**FY23-24e**

Ample capacity for business growth to accelerate if conditions continue to improve

1 The extent and timing of RWA changes may vary as methodology and regulatory multiplier changes as well as model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA; 2 Before mitigating actions; not reflecting the impact of the output floors which is phased in over time; includes the finalization of the Basel III framework, as well as FRTB, based on our current understanding of the relevant standards. It may change as a result of new or updated regulatory interpretations, appropriate conservatism in model calibration, the implementation of Basel III standards into national law, changes in business growth, market conditions and other factors. The final degree of alignment between the Swiss implementation and those in other jurisdictions, particularly those regarding the treatment of historical operational losses, remains uncertain at this stage; 3 Expected 1.1.25

UBS

# Cautionary statement regarding forward-looking statements

Cautionary Statement Regarding Forward-Looking Statements | This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. The Russia–Ukraine war has led to heightened volatility across global markets, exacerbated global inflation, and slowed global growth. In addition, the war has caused significant population displacement, and if the conflict continues, the scale of disruption will increase and may come to include wide-scale shortages of vital commodities, including causing energy shortages and food insecurity. In addition, the speed of implementation and extent of coordinated sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to how the situation will develop, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) increased interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS